November 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ron Alper

Re:    Claros Mortgage Trust, Inc.

Registration Statement on Form S-11 (File No. 333-260140)

Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-11 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Claros Mortgage Trust, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on November 2, 2021 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, please be advised that, as representatives of the underwriters, we have distributed approximately 1,500 copies of the preliminary prospectus, dated October 26, 2021, through the date hereof.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC As representatives of the Underwriters MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
	Name:	Michael Occi
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Rhodes
	Name:	Michael Rhodes
	Title:	Vice President

[Signature Page to UW Acceleration Request]